UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

diaDexus, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

52545P106

(CUSIP Number)

October 30, 2013

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52545P106
1	Names of Reporting Persons. BURRILL LIFE SCIENCES CAPITAL FUND, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
	5	Sole Voting Power
	6	Shared Voting Power 0
	7	Sole Dispositive Power
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 0.0%*
12	Type of Reporting Person (See Instructions) PN

*	All percentages based on 54,698,713 common shares of the issuer outstanding, as set forth in the issuer’s 10-Q for the quarter ended September 30, 2013.

CUSIP No. 52545P106
1	Names of Reporting Persons. BURRILL INDIANA LIFE SCIENCES CAPITAL FUND, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
	5	Sole Voting Power
	6	Shared Voting Power 0
	7	Sole Dispositive Power
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 0.0%*
12	Type of Reporting Person (See Instructions) PN

*	All percentages based on 54,698,713 common shares of the issuer outstanding, as set forth in the issuer’s 10-Q for the quarter ended September 30, 2013.

CUSIP No. 52545P106
1	Names of Reporting Persons. BURRILL & COMPANY (LIFE SCIENCES GP), LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
	5	Sole Voting Power
	6	Shared Voting Power 1,098,124
	7	Sole Dispositive Power
	8	Shared Dispositive Power 1,098,124
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,098,124
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 2.01%*
12	Type of Reporting Person (See Instructions) OO

*	All percentages based on 54,698,713 common shares of the issuer outstanding, as set forth in the issuer’s 10-Q for the quarter ended September 30, 2013.

CUSIP No. 52545P106
1	Names of Reporting Persons. BURRILL & COMPANY (INDIANA GP), LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
	5	Sole Voting Power
	6	Shared Voting Power 49,917
	7	Sole Dispositive Power
	8	Shared Dispositive Power 49,917
9	Aggregate Amount Beneficially Owned by Each Reporting Person 49,917
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 0.09%*
12	Type of Reporting Person (See Instructions) OO

*	All percentages based on 54,698,713 common shares of the issuer outstanding, as set forth in the issuer’s 10-Q for the quarter ended September 30, 2013.

CUSIP No. 52545P106
1	Names of Reporting Persons. BURRILL & COMPANY, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
	5	Sole Voting Power
	6	Shared Voting Power 1,148,041
	7	Sole Dispositive Power
	8	Shared Dispositive Power 1,148,041
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,148,041
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 2.10%*
12	Type of Reporting Person (See Instructions) OO

*	All percentages based on 54,698,713 common shares of the issuer outstanding, as set forth in the issuer’s 10-Q for the quarter ended September 30, 2013.

CUSIP No. 52545P106
1	Names of Reporting Persons. G. STEVEN BURRILL
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization UNITED STATES
	5	Sole Voting Power
	6	Shared Voting Power 1,148,041
	7	Sole Dispositive Power
	8	Shared Dispositive Power 1,148,041
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,148,041
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 2.10%*
12	Type of Reporting Person (See Instructions) IN

*	All percentages based on 54,698,713 common shares of the issuer outstanding, as set forth in the issuer’s 10-Q for the quarter ended September 30, 2013.

Item 1

(a)	Name of Issuer:

diaDexus, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

349 Oyster Point Blvd., South San Francisco, CA 94080

Item 2

(a)	Name of Person Filing:

Each of Burrill Life Sciences Capital Fund, L.P. (“BLSCF”) and Burrill Indiana Life Sciences Capital Fund, L.P. (“BILSCF”) is a Delaware limited partnership. Burrill & Company (Life Sciences GP), LLC (“BLSGP”) is the general partner of BLSCF, and Burrill & Company (Indiana GP), LLC (“BIGP”) is the general partner of BILSCF. G. Steven Burrill (“Burrill”) controls Burrill & Company LLC (“BCLLC”), which controls BLSGP and BIGP; therefore, Burrill ultimately holds the power to vote and dispose of the equity interests of both BLSGP and BIGP. BLSCF, BILSCF, BLSGP, BIGP, BCLLC, and Burrill are the “Reporting Persons” hereunder.

(b)	Address of Principal Business Office or, if none, Residence:

One Embarcadero Center, Suite 2700, San Francisco, CA 94111

(c)	Citizenship:

Delaware

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

52545P106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13-d(1)(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐	A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition (in each case, as of the date of filing of this Amendment No. 2 to Schedule 13G), is set forth in the following table:

Person	No. of Securities Beneficially Owned	% Class Represented by No. of Securities Beneficially Owned	Power to Vote		Power to Dispose
			Sole[1]	Shared[1]	Sole[1]	Shared[1]

BLSCF	0	0.0%	0	0	0	0

BILSCF	0	0.0%	0	0	0	0

BLSGP	1,098,124	2.01%	0	1,098,124	0	1,098,124

BIGP	49,917	0.09%	0	49,917	0	49,917

BCLLC	1,148,041	2.10%	0	1,148,041	0	1,148,041

G. Steven Burrill	1,148,041	2.10%	0	1,148,041	0	1,148,041

Total (all Reporting Persons)	1,148,041	2.10%	0	1,148,041	0	1,148,041

[1]	See item 2(a).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the report person has ceased to be the beneficial owners of more than 5 percent of the class of securities, check the following [x].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

See signature page.

SIGNATURE

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Date: November 6, 2013

G. STEVEN. BURRILL

By:	/s/ G. Steven Burrill
Name: G. Steven Burrill

for himself, for and as Chief Executive Officer of Burrill & Company, LLC, managing member of Burrill & Company (Life Sciences GP), LLC and Burrill & Company (Indiana GP), LLC, general partners of Burrill Life Sciences Capital Fund, L.P. and Burrill Indiana Life Sciences Capital Fund, L.P., respectively.

EXHIBIT INDEX

Exhibit No.	Description

7.1	Joint Filing Statement.